FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form S-8 (No. 333-103443) of National Australia Bank Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs

National Australia
Bank Limited
ABN 12004044937

500 Bourke Street
Melbourne
ASX Announcement	Victoria 3000
Australia

Melbourne, Friday 30 July 2004

National Irish Bank’s response to the High Court Inspectors’ Report

The Director of Corporate Enforcement in Ireland today released the report of the High Court Inspectors into certain past business activities of the National Irish Bank (a wholly owned subsidiary of the National Australia Bank Limited).

National Irish Bank Chief Executive Don Price said the Bank had been working for more than six years to address the issues in the Report, cooperate with the investigation, develop reimbursement schemes and implement a wide ranging compliance program.

Mr Price said:  “The events under investigation go back a long time.  We have literally rebuilt National Irish Bank from the ground up.  It is now a very different organisation.

“While cooperating and working with the investigation, we also instigated a comprehensive change program and introduced new systems and controls, transforming how we operate as a business.”

Since the High Court Inspectors’ investigation commenced in 1998, the National Australia Bank Group has already paid or provided for costs of €64 million (approximately A$109 million) associated with its involvement in the investigation and the remediation programs implemented or proposed by the bank.  National Australia Bank does not expect any further material costs to result from these programs.

The High Court Inspectors’ Report can be accessed on the website of the Office of the Director of Corporate Enforcement (www.odce.ie) and more detailed information on the response of National Irish Bank to this report is available on www.nib.ie.

For further information:

Brandon Phillips	Samantha Evans
Group Manager	Group Communications Adviser
Group Corporate Relations

03 8641 3857 work	03 8641 4982 work
0419 369 058 mobile	0404 883 509 mobile

Or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Susan E Crook

Date:	2 August 2004	Title:	Company Secretary